Delivering Value... From Assets, People & Projects Delivering Value... From Assets, People & Projects November 14, 2005 Filed by Barrick Gold Corporation This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject company: Placer Dome Inc. Commission File Number: 333-129643 Date: November 15, 2005

FORWARD LOOKING STATEMENTS Certain information included in this presentation, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward- looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ADDITIONAL DISCLOSURE On November 10, 2005, Barrick filed with the U.S. Securities and Exchange Commission a Registration Statement which includes Barrick's offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Barrick with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained free of charge by directing a request to Barrick's media or investor relations departments. Important Information

Barrick Gold Corporation Company Overview Large, liquid blue-chip gold producer Component of seven globally-recognized indices 3 new mines commissioned in 2005 14 operating mines and 3 development projects: 7 countries on 4 continents 2004A production: 5.0 Moz @ $212/oz (1) 2005E production: 5.4-5.5 Moz @ about $225/oz (2) (1) refer to final slide point #1 (2) refer to final slide point #2

Barrick Gold Corporation Core Strengths Large gold reserve and resource base Existing low-cost global operations Strong balance sheet Proven development track record Successful exploration track record Regional business unit structure Commitment to corporate social responsibility Breadth of talented employees

Barrick Gold Corporation Third Quarter Results Earnings: $113 million (21¢ per share) Operating cash flow: $232 million (43¢ per share) Q3 production: 1.5 million ounces Q3 total cash costs: $210 per ounce(1)

Barrick Offers to Acquire Placer Dome Offer Price $20.50 per Placer Dome share in cash or 0.7518 Barrick shares + $0.05 per share in cash - Maximum cash $1.224 billion - Maximum Barrick shares 303 million Assuming full pro ration $2.65 per share in cash and 0.6562 Barrick shares Structure 35 day take-over bid Minimum 2/3 tender condition Sale of Assets Goldcorp agreement to buy Placer Dome's Canadian assets, La Coipa, and 40% of Pueblo Viejo for approximately $1.35 billion in cash All amounts in US dollars

Acquisition Highlights Creates value for Barrick and Placer Dome shareholders Strength, breadth and scale to capitalize on industry opportunities Accretive to NAV, and to earnings per share and cash flow per share Increases gold reserves, resources and production per Barrick share Consolidates gold industry's unrivalled suite of projects and prospective exploration properties Financial strength and proven development capabilities Anticipated transaction synergies of approximately $240 million(*) per year identified to date (*) Barrick / Goldcorp combined

Value Creation for Barrick Shareholders The combined operations and projects can be efficiently integrated into Barrick's existing Regional Business Units Barrick Mines Projects Placer Dome Mines Projects

Barrick Mines Projects Placer Dome Mines Projects Value Creation for Barrick Shareholders Donlin Creek Eskay Creek Hemlo Golden Sunlight Lagunas Norte Pierina Pueblo Viejo South Deeps Henty Osborne Porgera Cowal

Value Creation for Barrick Shareholders Unrivalled pipeline of projects Buzwagi Pascua-Lama Cortez Hills Cowal Tulawaka East Archimedes Lagunas Norte Cerro Casale(*) Veladero Beyond 2009 2009 2008 2007 2006 2005 Pueblo Viejo Barrick Placer Dome Donlin Creek Kabanga (*) Placer Dome announced agreement in principle to sell its interest to Arizona Star and Bema Gold

Based on average of street estimates adjusted for synergies Company estimates, adjusted for sale of assets to Goldcorp Company 2004 Annual Reports, adjusted for 2005 updates and sale of assets to Goldcorp Includes gold equivalent copper calculated at $450/oz. gold and $1.20/lb. copper Value Creation for Barrick Shareholders Increase in reserves, resources and production per share 0 10 20 30 40 15% 137% 22% 12% NAV (1) 2005E Prod. (2,4) P&P Reserves (3,4) M+I Resources (3,4)

Financial strength to accelerate development Twelve months ended September 30, 2005 Billions of US dollars Barrick Placer Dome Pro Forma(1) Revenue 2.1 1.9 3.7 EBITDA (2) 0.7 0.4 1.0 Cash Position (3) 1.1 1.1 2.4 Net Debt (4) 0.7 0.2 0.7 Financial strength to develop gold projects on a global scale without equity dilution Pro forma market capitalization of $21.8 billion(5) Pro forma totals adjusted for assets to be sold to Goldcorp and assuming cash proceeds of $0.2 billion from the exercise of in-the- money stock options Excludes writedowns on mining assets, equity in investees and cumulative effect of changes in accounting principles. Includes restricted cash held by Placer Dome of $0.2 billion Net debt excludes the impact of temporary financing for the $1.2 billion cash component, which will be repaid on closing of the sale of assets to Goldcorp Combined market capitalization of Barrick and Placer Dome based on October 28, 2005 closing prices Value Creation for Barrick Shareholders

Annual estimated Barrick synergies of approximately $200 million expected from: Operations Optimize and share mining and processing infrastructure in Nevada, Australia and Tanzania Reduce energy costs and inventory levels through joint infrastructure Implement combined best practices at all locations Exploration Consolidate land position on most prospective belts Prioritize exploration projects pipeline Procurement Generate savings from improved purchasing power G&A Eliminate duplication of offices and overheads in all regions Shared business services Value Creation for Barrick Shareholders

Finance and Tax Realize jurisdictional tax synergies Overall lower cost of capital Debt optimization Additional capital synergies Transfer development teams, equipment, and knowledge base through sequential development of project pipeline Pipeline of projects allows in-house management of EPCM contracts Additional expected Goldcorp synergies of approximately $30 - $40 million per annum Value Creation for Barrick Shareholders

Value Creation for Barrick Shareholders Significant exploration opportunities Substantial reserve and resource base in stable geo- political regions Dominant land position on the most prospective ground in both companies' core districts (Nevada, Frontera, Tanzania and Australia) Combined exploration expertise will create stronger team Ability to expand exploration efforts in developing regions Enhanced R&D capabilities in exploration technologies

Goldstrike East Archimedes Round Mountain RENO Battle Mt. - Eureka ELKO Carlin Getchell Marigold C A L I F O R N I A N E V A D A UTAH Power Plant Turquoise Ridge Bald Mountain Cortez Hills Cortez Nevada - Exploration Potential 0 km 100 200 300 400 500

Bulyanhulu Kabanga Buzwagi Tulawaka North Mara Tanzania - Exploration Potential 0 km 100 200 300 400 500

Western Australia – Exploration Potential

BARRICK



WESTERN
AUSTRALIA
Plutonic
Darlot
Lawlers
Granny Smith
Kanowna
Kalgoorlie West
Kalgoorlie
Perth
0 km
100
200
300
400
500

A R G E N T I N A C H I L E Cerro Casale Pascua-Lama Veladero La Serena Chile / Argentina - Exploration Potential 0 km 100 200 300 400 500 Zaldivar 200km Frontera District

Proven management capability to acquire, integrate and optimize value of combined assets Value Creation for Barrick Shareholders Strength, breadth and scale to capitalize on industry opportunities Experience gained and track record in construction of eight major development projects in last ten years Operations excellence as the lowest cost senior gold producer World-class exploration team with successful track record Combined technical excellence to improve operations, development projects and exploration targets Ability to extract significant synergies through past experience and Regional Business Unit structure

The Barrick / Goldcorp Advantage Benefits of Barrick and Goldcorp transaction structure Execution timing - no shareholder votes required All-Canadian bid - no Investment Canada approval Strong partner in Goldcorp results in additional transaction synergies Asset sales by Canadian bidder to Canadian partner are tax efficient Lower on-going tax rate for purchaser domiciled in Canada Ability to manage and reduce hedge position effectively Significant cash component in bid

Acquisition Highlights Accretive to NAV, and to earnings per share and cash flow per share Strength, breadth and scale to capitalize on industry opportunities Increases gold reserves, resources and production per Barrick share Consolidates gold industry's unrivalled suite of projects and prospective exploration properties Financial strength and proven development capabilities Anticipated transaction synergies of approximately $240 million(*) per year identified to date Creates compelling value for Barrick and Placer Dome shareholders (*) Barrick / Goldcorp combined

FOOTNOTES Total cash costs per ounce statistic for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs - see page 18 of the Management's Discussion and Analysis accompanying the Company's Third Quarter earnings release. Total cash costs per ounce exclude amortization - see page 20 of the Management's Discussion and Analysis accompanying the Company's Third Quarter earnings release. The Company's original guidance of $220-$230 per ounce restated for the impact of the new accounting policy for stripping costs and the inclusion of accretion expense.